Gibson, Dunn & Crutcher, LLP 555 Mission Street San Francisco, CA 94105-0921 Tel 415.393.8200 www.gibsondunn.com Ryan A. Murr Direct: +1 415.393.8373 Fax: +1 415.374.8430 RMurr@gibsondunn.com

September 29, 2017

Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	Confidential Submission of Draft Registration Statement on Form S-l

Dear Ladies and Gentlemen:

On behalf of Odonate Therapeutics, LLC, a Delaware limited liability company (“Odonate”), we hereby confidentially submit Odonate’s draft Registration Statement on Form S-1 pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff of the Securities and Exchange Commission (the “Commission”). Odonate is an “emerging growth company” within the meaning of the JOBS Act.

We hereby confirm, on behalf of Odonate, a formal filing of Odonate’s Registration Statement will be made at a later date, which in no event will be later than 15 days before Odonate commences its road show.

Please direct all notices and communications with respect to this confidential submission to each of the following:

Odonate Therapeutics, LLC

Attention: Kevin C. Tang, Chairman and Chief Executive Officer

4747 Executive Drive, Suite 510

San Diego, CA 92121

Telephone: (858) 731-8180

Facsimile: (858) 200-3837

ktang@odonate.com

with a copy to:

Gibson Dunn & Crutcher, LLP

Attention: Ryan A. Murr

555 Mission Street, Suite 3000

San Francisco, CA 94105

Telephone: (415) 393-8373

Facsimile: (415) 374-8430

rmurr@gibsondunn.com

September 29, 2017

Should you have any questions on this submission, please do not hesitate to contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr

Ryan A. Murr